ENCOMPASS FUND

Opportunities. Not Boundaries.

January 2010

Dear Fellow Encompass Fund Investors:

It is very rare in the career of a mutual fund manager that he/she has the opportunity to tell investors that over the previous calendar year your Fund gained over 100%. We are delighted and very proud to be able to tell you that we accomplished this milestone in 2009!

In 2009, the Encompass Fund gained 137.3%*, a remarkable accomplishment in itself, but even more remarkable when we point out that for a number of months in 2009 we held more than 30% of the Fund's assets in cash. We did this because we thought the market had risen too far too fast by last summer. We are cautious in our approach to investing YOUR money and we wanted to protect shareholders' assets.

Morningstar (a mutual fund research service) categorizes the Encompass Fund as a World Stock Fund. For 2009, the Fund ranked number 1 out of 722 World Stock Funds**. In 2009, the World Stock Fund category produced an average return of 35.2%, and so the Encompass Fund outperformed our category by over 100 percentage points. These are extraordinary accomplishments and we do not want our investors to expect such outperformance every year!

We believe that we were able to perform so well because of our investment style. We use a top-down approach, which means we focus on those industries and sectors which we believe will perform best. We also apply a bottom-up style, which means we pick stocks that we think are undervalued and are likely to excel. By combining these two styles, Encompass was able to be invested in a number of the better-performing industries of the market and to also own a number of companies in various industries that excelled.

This is a humbling business, and not every decision we make works out. However, we think that we have shown that our approach can produce extraordinary results. Yet we caution investors once again: PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

We need your help. Despite the success of the Encompass Fund, the Fund is still only about $7 million. We ask that you tell your friends and acquaintances about the Encompass Fund and its investment approach. The Fund may not be appropriate for everyone, but after reading the prospectus and visiting the Encompass website (www.encompassfund.com), prospective investors can make an informed decision whether an investment in the Fund is appropriate for them.

We thank you for your continued support.

Malcolm H. Gissen | Marshall G. Berol

1700 California Street, Suite 335
San Francisco, CA 94109
415.749.6565
www.encompassfund.com

ENCOMPASS FUND

Opportunities. Not Boundaries.

**The Encompass Fund had a total return of 137.31% compared to 31.78% for the MSCI EAFE NR USD for the year ended 12/31/09. The Encompass Fund had an average annualized return of -1.10% compared to -1.41% for the MSCI EAFE NR USD since inception on 6/30/06 through 12/31/09. Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.*

*** For the calendar year ended 12/31/09. The Encompass Fund was ranked No. 1 among 722 World Stock funds tracked by Morningstar for the one-year period ended 12/31/09. The Encompass Fund was ranked No. 12 among 530 World Stock funds tracked by Morningstar for the three-year period ended 12/31/09.*

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.

1700 California Street, Suite 335
San Francisco, CA 94109
415.749.6565
www.encompassfund.com